By EDGAR Electronic Transmission
April 7, 2009
Ms. Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	A. H. Belo Corporation Item 4.01 Form 8-K Filed April 2, 2009 File No. 1-33741
Dear Ms. Singleton:
The following is our response to the SEC Staff’s comment in its letter of April 3, 2009. To facilitate your review, we have set forth the comment below. Please note that references to “Company,” “we,” “ours” and “us” refer to A. H. Belo Corporation and its subsidiaries, unless the context otherwise requires.
Item 4.01 Changes in Registrant’s Certifying Accountants

1.	Please amend your filing in its entirety to specifically disclose in the third paragraph whether the former accountant, Ernst & Young LLP, resigned, declined to stand for election or was dismissed. Your current disclosure that the Audit Committee “decided not to continue the engagement” is not appropriate. We refer you to Item 304(a)(1)(i) of Regulation S-K. An updated Exhibit 16.1 letter should be filed to the amendment indicating whether or not the former accountant agrees with your revised disclosures. The amendment should be filed as soon as possible.

We confirm that the Company will amend the third paragraph of Item 4.01 of the Form 8-K filed on April 2, 2009 to read as follows:

“In connection with the selection of KPMG, the Audit Committee dismissed Ernst & Young LLP as the Company’s independent registered public accounting firm effective as of March 31, 2009. The reports of Ernst & Young LLP (“Ernst & Young”) on the Company’s financial statements for the years ended

Ms. Beverly A. Singleton, Staff Accountant
United States Securities and Exchange Commission
April 7, 2009

December 31, 2007 and December 31, 2008 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.”
Other

A.H. Belo Corporation hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about A. H. Belo’s responses in this letter please contact me at 214-977-2248.

Sincerely,

A. H. Belo Corporation

/s/ Alison K. Engel
By:	Alison K. Engel
Senior Vice President/Chief Financial Officer